UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

 (Amendment No. 4)*

BEAR STATE FINANCIAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

073844102

(CUSIP Number)

Richard N. Massey

Bear State Financial Holdings, LLC

900 S. Shackleford, Suite 401

Little Rock, Arkansas 72211

(501) 975-6022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

C. David McDaniel
Geoffrey D. Neal

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

December 15, 2016

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	073844102

1	NAME OF REPORTING PERSONS Bear State Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
SHARED VOTING POWER
8
15,182,463
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
15,182,463
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
15,182,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.4%(1) of Common Stock
14	TYPE OF REPORTING PERSON
PN
(1)	Based upon 37,616,931 shares of common stock of the Company issued and outstanding as of October 31, 2016.

CUSIP No.	073844102

1	NAME OF REPORTING PERSON Richard N. Massey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
896,798(1)
	8	SHARED VOTING POWER
15,182,463 (2)
	9	SOLE DISPOSITIVE POWER
896,798(1)
	10	SHARED DISPOSITIVE POWER
15,182,463 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,079,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.7%(3) of Common Stock
14	TYPE OF REPORTING PERSON
IN
(1)	Includes (i) 857,417 shares of common stock of the Company and (ii) warrants to purchase 39,381 shares of common stock of the Company.
(2)

As managing member of the Investor (as defined in the Explanatory Note below) with voting and dispositive power over the shares of common stock owned by the Investor, Mr. Massey is deemed to be the beneficial owner of all shares of common stock owned by the Investor.

(3)

Based upon 37,616,931 shares of common stock of the Company issued and outstanding as of October 31, 2016, plus 39,381 shares of common stock of the Company issuable upon exercise of the warrant owned by Mr. Massey.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 4 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, as amended by Amendment No. 1 thereto, dated March 13, 2013, Amendment No. 2 thereto, dated March 15, 2013 and Amendment No. 3 thereto, dated June 17, 2014 (as amended, the “Original Schedule 13D”), by Bear State Financial Holdings, LLC, an Arkansas limited liability company (the “Investor”), and Mr. Richard N. Massey, the managing member of the Investor. All terms not defined herein shall have the meanings set forth in the Original Schedule 13D.

Item 1.     Security and Issuer

There have been no material changes to the information last reported in Item 1 of the Original Schedule 13D with respect to the Company or the Common Stock.

Item 2.     Identity and Background

Paragraph (c) of “Item 2. Identity and Background” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(c) The principal business of the Investor is investing in securities. Mr. Massey’s principal occupations include serving as the managing member of the Investor, as Chairman of the Board of Directors of the Company, and as a member of Westrock Capital Partners, LLC, a private investment partnership located at 900 S. Shackleford, Suite 201, Little Rock, Arkansas 72211.

Item 3.     Source and Amount of Funds or Other Consideration

There have been no material changes to the information last reported in Item 3 of the Original Schedule 13D. This Statement relates to a disposition of shares of Common Stock by the Investor on December 15, 2016 pursuant to a pro-rata, in-kind distribution to its members, including Mr. Massey, as described in Item 4 below.

Item 4.    Purpose of Transaction

The first paragraph of “Item 4. Purpose of the Transaction” of the Original Schedule 13D is hereby deleted and replaced with the following:

The Investor acquired the initial Securities pursuant to the Investment Agreement on May 3, 2011. Since that time, the Investor has made the following acquisitions and dispositions of Securities of the Company:

On March 11, 2013, the Investor sold 259,300 shares of Common Stock in ordinary brokerage transactions at a per share price of $9.65. The proceeds of such sale were used to partially exercise the Investor Warrant on March 14, 2013, as discussed below. Charles Schwab & Co., Inc. acted as the broker on behalf of the Investor to effect the sales.

On March 14, 2013, the Investor partially exercised the Investor Warrant for 595,000 shares of Common Stock at an exercise price of $3.00 per share, leaving 1,095,000 shares of Common Stock issuable under the Investor Warrant. The Investor effected such partial exercise in order to maintain, and in fact increase, its position as the controlling stockholder of the Company, at that time.

On June 19, 2013, the Investor distributed 160,000 shares of Common Stock in a limited, in-kind distribution to two of its members.

On July 12, 2013, the Investor assigned a portion of the Investor Warrant, representing the right to purchase 16,000 shares of Common Stock, to certain of its employees and advisers.

On June 13, 2014, the Investor acquired 2,297,031 shares of Common Stock in the Private Placement pursuant to the Subscription Agreement for the purposes of (i) assisting the Company with partially funding the cash portion of the FNSC Merger consideration and (ii) maintaining its position as the controlling stockholder of the Company at that time. Also on June 13, 2014, the Investor fully exercised the remaining portion of the Investor Warrant (1,079,000 shares of Common Stock) because the Investor Warrant was in-the-money and was scheduled to expire on June 27, 2014.

On December 15, 2014, the Investor received 2,108,554 shares of Common Stock from the Company in connection with the Company’s 1-for-9 stock dividend. Following such stock dividend, and effective February 10, 2015, the Investor distributed 2,108,513 shares of Common Stock to its members in a pro rata, in-kind distribution.

On March 13, 2015, the Investor acquired 1,001 shares of Common Stock in ordinary brokerage transactions at a per share price of $9.91. Charles Schwab & Co., Inc. acted as the broker on behalf of the Investor to effect the sales. The Investor believed that the prevailing market price presented a favorable investment opportunity and funded its acquisition of such shares from cash on hand.

On December 15, 2016 the Investor distributed 3,795,572 shares of Common Stock to its members in a pro rata, in-kind distribution. Following such distribution, the Investor owns less than a majority of the outstanding shares of Common Stock of the Company, but remains the largest stockholder of the Company and currently intends, although it is not required, to play a major role in its strategic direction.

“Item 4. Purpose of the Transaction” of the Original Schedule 13D is hereby further amended and supplemented by adding the following:

On June 19, 2013, Mr. Massey received 80,000 shares of Common Stock in connection with the Investor’s limited, in-kind distribution to two of its members. On February 10, 2015, Mr. Massey received 346,522 shares of Common Stock in connection with the Investor’s pro rata, in-kind distribution to its members. On December 15, 2016, Mr. Massey received 623,773 shares of Common Stock in connection with the Investor’s pro rata, in-kind distribution to its members.

Item 5.     Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)     As of the date of this Amendment No. 4, the Investor beneficially owned 15,182,463 shares of Common Stock, which represents 40.4% of the Company’s outstanding Common Stock. By virtue of his position as the managing member of the Investor, Mr. Massey has voting and dispositive power with respect to the Common Stock directly held by the Investor and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Investor. Also as of the date of this Amendment No. 4, Mr. Massey beneficially owned 896,798 shares of Common Stock (assuming full exercise of his Commitment Warrant). The Investor is not deemed the beneficial owner, and hereby disclaims beneficial ownership, of the shares of Common Stock beneficially owned by Mr. Massey in his personal capacity, as the Investor has neither voting nor dispositive power over such shares.

Commitment Warrant. Mr. Massey’s Commitment Warrant expires on August 13, 2018, and entitles him to purchase 39,381 shares of Common Stock with an exercise price of $7.90. His Commitment Warrant and the rights thereunder are fully transferrable, in whole or in part, by Mr. Massey. The form of Commitment Warrant is included as an exhibit to the Original Schedule 13D and incorporated by reference into this Item.

(b)     The managing member of the Investor has the exclusive right to do all things on behalf of the Investor necessary to manage, conduct, control and operate its business, including the right to vote or to dispose of all securities, including the Securities, held by the Investor. Mr. Massey, as the Investor’s managing member, has the power to vote and to dispose of the Securities. As such, Mr. Massey and the Investor are deemed to have shared voting and dispositive power with respect to the Securities. Mr. Massey has sole voting and dispositive power over the 896,798 shares of Common Stock (assuming full exercise of his Commitment Warrant) that he beneficially owns in his personal capacity.

(c)     On December 15, 2016 the Investor distributed 3,795,572 shares of Common Stock to its members in a pro rata, in-kind distribution. Mr. Massey received 623,773 shares of Common Stock in such distribution.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e)     Not applicable.

 Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There have been no material changes to the information last reported in Item 6 of the Original Schedule 13D.

Item 7.     Material to be Filed as Exhibits

There have been no material changes to the information last reported in Item 7 of the Original Schedule 13D, except that the Joint Filing Agreement dated as of May 10, 2011, filed as Exhibit D to the Original Schedule 13D is hereby incorporated by reference from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 20, 2016

BEAR STATE FINANCIAL HOLDINGS, LLC

By:	/s/ William “Goose” Changose
Name:	William “Goose” Changose
Title:	Chief Operating Officer

/s/ Richard N. Massey
Richard N. Massey